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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4360 Brownsboro Road, Suite 115
(No. and Street)

Louisville	KY	40207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan P. O'Connor (502) 238-7743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

462 S 4th Street	Louisville	KY	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ryan P. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Interim CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Kentucky Securities Corporation and Subsidiary

Consolidated Financial Statements

September 30, 2016 and 2015

First Kentucky Securities Corporation and Subsidiary

Table of Contents
September 30, 2016 and 2015


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

We have audited the accompanying consolidated statements of financial condition of First Kentucky Securities Corporation and subsidiary (collectively "the Company") as of September 30, 2016 and 2015, and the related consolidated statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kentucky Securities Corporation and subsidiary as of September 30, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

MCM CPAs & Advisors
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm (Continued)

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audits of First Kentucky Securities Corporation and subsidiary's consolidated financial statements. The supplemental information is the responsibility of First Kentucky Securities Corporation and subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 28, 2016

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Financial Condition
September 30, 2016 and 2015

	2016	2015
Assets		
Current Assets		
Cash and cash equivalents	$ 137,845	$ 80,269
Accounts receivable	218,458	217,414
Securities held in inventory	856,307	431,290
Prepaid expenses and other	2,497	2,881
Income taxes receivable	-	15,151
Deposit held with clearing house	100,000	100,000
Total Current Assets	1,315,107	847,005
Property and Equipment, net	48,567	37,739
Other Non-current Assets		
Intangible asset, net	71,400	95,200
Total Other Non-current Assets	119,967	132,939
Total Assets	$ 1,435,074	$ 979,944
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 741,955	$ 288,358
Accounts payable	31,104	21,329
Income taxes payable	15,000	4,474
Accrued liabilities	68,450	59,728
Total Current Liabilities	856,509	373,889
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 156 issued and outstanding	78,000	78,000
Additional paid-in capital	248,276	248,276
Retained earnings	252,289	279,779
Total Stockholders' Equity	578,565	606,055
Total Liabilities and Stockholders' Equity	$ 1,435,074	$ 979,944

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2016 and 2015

	2016	2015
Revenues		
Advisory fees	$ 203,711	$ 129,900
Commissions	3,053,257	3,141,898
Consulting fees	23,350	21,103
Designated sales	164,494	28,790
Fiscal agent fees	62,374	130,361
Handling fees	28,166	24,518
Interest	32,498	34,686
Managed account fees	1,559,235	1,655,553
Miscellaneous	35,182	56,717
Rental	3,150	5,500
Trading account gains, net	87,150	118,439
Underwriting	167,939	56,828
Total Revenues	5,420,506	5,404,293
Expenses		
Advertising	26,717	26,862
Amortization	23,800	23,800
Bank charges	395	306
Employee benefits	163,320	155,161
Charge-offs	11,008	706
Clearing fees	185,755	210,180
Contract labor	227,514	121,811
Correspondent fees	2,384	6,731
Depreciation	-	7,391
Donations	18,841	21,145
Dues and subscriptions	24,347	25,954
Employee and customer relations	37,047	45,714
Equipment rental	12,569	6,341
Information systems	181,854	158,458
Insurance	8,868	9,608
Interest	8,071	8,274
Licenses and registrations	12,975	3,605
Managed account expense	46,050	49,309
Miscellaneous	43,506	13,548

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income (Continued)
Years Ended September 30, 2016 and 2015

	2016	2015
Expenses (Continued)		
Office supplies	$ 43,740	$ 38,929
Penalties	8,857	4,000
Postage and shipping	8,911	10,107
Professional fees	40,969	38,586
Regulatory fees	68,047	63,444
Rent	194,932	191,191
Retirement	110,938	115,959
Salaries, commissions and related taxes	3,718,849	3,808,397
Taxes and licenses (occupational)	1,152	3,547
Telephone and internet access	23,592	27,576
Training	3,521	3,103
Travel	21,358	17,294
Underwriting expenses	389	185
Utilities	11,782	18,023
Total Expenses	5,292,058	5,235,245
Net Income before Income Taxes	128,448	169,048
Income Tax Expense	38,938	44,964
Net Income	$ 89,510	$ 124,084

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2016 and 2015

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, September 30, 2014	153	$ 76,500	$ 243,376	$ 232,195	$ 552,071
Dividends Paid	-	-	-	(76,500)	(76,500)
Issuance of Common Stock	3	1,500	4,900	-	6,400
Net Income	-	-	-	124,084	124,084
Balances, September 30, 2015	156	78,000	248,276	279,779	606,055
Dividends Paid	-	-	-	(117,000)	(117,000)
Net Income	-	-	-	89,510	89,510
Balances, September 30, 2016	156	$ 78,000	$ 248,276	$ 252,289	$ 578,565

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Years Ended September 30, 2016 and 2015

	2016	2015
Statement of Changes in Subordinate Liabilities		
Subordinated Liabilities at Beginning of Year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated Liabilities at End of Year	$ -	$ -

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Income	$ 89,510	$ 124,084
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred taxes	-	4,366
Depreciation	-	7,391
Amortization	23,800	23,800
Changes in assets and liabilities:		
Accounts receivable	(1,044)	(20,267)
Income tax receivable	15,151	(15,151)
Securities held in inventory	(425,017)	(189,579)
Prepaid expenses and other	384	(788)
Accounts payable	9,775	7,940
Income taxes payable	10,526	(1,570)
Accrued liabilities	8,722	(54,078)
Deferred revenue	-	(27,778)
Net Cash Used in Operating Activities	(268,193)	(141,630)
Cash Flows from Investing Activities		
Purchase of property and equipment	(10,828)	(28,467)
Net Cash Used in Investing Activities	(10,828)	(28,467)
Cash Flows from Financing Activities		
Dividends paid	(117,000)	(76,500)
Issuance of common stock	-	6,400
Note payable proceeds, net	453,597	207,462
Net Cash Provided by Financing Activities	336,597	137,362
Net Increase (Decrease) in Cash and Cash Equivalents	57,576	(32,735)
Cash and Cash Equivalents at Beginning of Year	80,269	113,004
Cash and Cash Equivalents at End of Year	$ 137,845	$ 80,269
Supplemental Disclosure:		
Cash paid during the year for interest	$ 8,071	$ 8,274
Fair value of common stock issuance	-	6,400

See accompanying notes.

Note A - Nature of Organization and Operations

First Kentucky Securities Corporation and subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in fiscal years 2016 and 2015, respectively.

The consolidated financial statements for the fiscal years ended September 30, 2016 and 2015 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC"), as produced by the Financial Accounting Standards Board ("FASB"), is the sole source of authoritative GAAP.

2. Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

4. Revenue Recognition and Accounts Receivable: The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

   The Company uses an independent broker-dealer to serve as their clearing house and customer account record keeper. This broker-dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to it from this broker/dealer for commissions and fees earned. As of September 30, 2016 and 2015, the Company had commission's receivable (recorded in accounts receivable) from the clearing house of approximately $218,000 and $212,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Note B - Summary of Significant Accounting Policies (Continued)

5. Securities Held in Inventory: The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

6. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

7. Good Faith Deposit: Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

8. Property and Equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note E. Depreciation expense was $0 and $7,391 during fiscal years 2016 and 2015, respectively.

9. Intangible Asset: Intangible asset is comprised of an acquired company's book of business (customer related). Amortization of intangible asset is computed using the straight-line method over the estimated useful life of five years. Amortization expense for fiscal years 2016 and 2015 was $23,800 each year.

10. Deposit held with Clearing House: As part of the broker-dealer agreement described in Note B4, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

11. Deferred Revenue: During 2011, the Company entered into a three year contract extension with RBC Dain for Dain to be the Company's clearing house. In exchange for this extension, the Company received $100,000. The $100,000 received was recognized as revenue over the life of the extension period which concluded during fiscal year 2015. Amounts amortized into income were $0 and $27,778 during fiscal years 2016 and 2015.

12. Net Capital Requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2016 and 2015 are shown on page 17 of this report, as a component of supplementary information.

Note B - Summary of Significant Accounting Policies (Continued)

13. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. There are no deferred income taxes as of September 30, 2016 and 2015.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the consolidated financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the consolidated financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

14. Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $26,717 and $26,862 for the years ended September 30, 2016 and 2015, respectively.

15. Book Value per Share: Total book value per share was approximately $3,709 and $3,885, as of September 30, 2016 and 2015, respectively.

16. Subsequent Events: Subsequent events of the Company have been considered through the date of the Independent Auditor's Report which represents the date the consolidated financial statements were available to be issued.

17. New Accounting Guidance: The FASB issued new guidance in May 2014 that requires use of a single principles-based model for recognition of revenue from contracts with customers. The core principle of the model is that revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. The guidance is effective for the Company on October 1, 2019 and allows for either a full retrospective or modified approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

    The FASB issued new guidance for the accounting for leases in February 2016. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance is effective for the Company on October 1, 2020 and requires a modified retrospective approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

Note C - Fair Value of Financial Instruments

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2016 and 2015. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the consolidated statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Note C - Fair Value of Financial Instruments (Continued)

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	September 30, 2016			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 137,845	$ -	$ -	$ 137,845
Securities held in inventory	-	856,307	-	856,307
Total Assets	$ 137,845	$ 856,307	$ -	$ 994,152

	September 30, 2015			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 80,269	$ -	$ -	$ 80,269
Securities held in inventory	-	431,290	-	431,290
Total Assets	$ 80,269	$ 431,290	$ -	$ 511,559

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2016 and 2015. Additionally, there were no transfers between Levels 1 and 2 during the years ended September 30, 2016 and 2015.

First Kentucky Securities Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
September 30, 2016 and 2015

Note D - Securities Held in Inventory

Securities inventory at September 30, 2016 and 2015 consist of the following:

	2016	2015
Kentucky city and county municipal securities	$ 850,914	$ 231,812
Indiana city and county municipal securities	-	103,142
State agency tax-exempt fixed income securities	-	5,168
Taxable bonds	5,393	91,168
	$ 856,307	$ 431,290

Securities held in inventory are carried at fair value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of income as an unrealized gain or loss. Net unrealized gains were $1,167 and $0 for the years ended September 30, 2016 and 2015, respectively.

Note E - Property and Equipment

Property and equipment at September 30, 2016 and 2015 consist of the following:

	2016	2015
Office equipment	$ 48,170	$ 42,270
Furniture and fixtures	2,257	2,257
Leasehold improvements	34,781	29,853
	85,208	74,380
Less accumulated depreciation	36,641	36,641
	$ 48,567	$ 37,739

First Kentucky Securities Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
September 30, 2016 and 2015

Note F - Note Payable

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $813,000 as of September 30, 2016). The following were the total amounts outstanding on margin as of September 30:

	2016	2015
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.90% at September 30, 2016.	$ 741,955	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.62% at September 30, 2015.	-	288,358
Total	$ 741,955	$ 288,358

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2016 and 2015 totaled $8,071 and $8,274, respectively.

Note G - Income Taxes

The provision for income taxes at September 30, 2016 and 2015 consists of the following:

	2016	2015
Current Provision		
Federal	$ 28,177	$ 33,351
State and local	10,761	7,247
Total Current Provision	38,938	40,598
Deferred Expense	-	4,366
Total Expense	$ 38,938	$ 44,964

	2016	2015
Tax expense at expected statutory rates	$ 50,454	$ 66,402
Tax exempt interest	(11,243)	(13,578)
Nondeductible expenses	5,165	7,042
Other	(5,438)	(14,902)
	$ 38,938	$ 44,964

Note H - Commitments and Contingencies

Operating Leases: During 2015, the Company amended its lease agreement under the non-cancellable operating lease to extend the lease term of two office spaces to 2020. Under the amended lease the Company obtained additional office space within the premises. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $194,932 and $191,191 for 2016 and 2015, respectively. Future minimum payments under these leases are as follows:

Years Ending September 30,	Amount
2017	$ 83,694
2018	84,738
2019	85,782
2020	72,210
2021	-
Thereafter	-
	$ 326,424

Note I - Risks and Concentrations

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the consolidated statements of income.

Note J - Retirement Plan

During 2015, the Company introduced a 401(k) plan for its employees meeting certain eligibility requirements. Previously, the Company offered a Simple IRA Plan. Employee contributions are through payroll deductions. Under the 401(k) plan, the Company matches employee contributions up to 4% of the employee's salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2016 and 2015 were $110,938 and $115,959, respectively.

Supplementary Information

First Kentucky Securities Corporation and Subsidiary
Schedule I - Comparative Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
Years Ended September 30, 2016 and 2015

	2016	2015
Net Stockholders' Equity ("Net Capital")	$ 578,565	$ 606,055
Deductions and/or Charges		
Non Allowable assets		
Accounts receivable	-	5,350
Other receivables	100	15,151
Intangible asset	71,400	95,200
Property and equipment, net	48,567	37,739
Total Deductions	120,067	153,440
Net Capital before Percentage Reductions	458,498	452,615
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(42,435)	(20,903)
Net Capital	$ 416,063	$ 431,712
Aggregate Indebtedness		
Accounts Payable, Accrued Liabilities, Taxes Payable	$ 114,554	$ 85,531
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 316,063	$ 331,712
Ratio of Aggregate Indebtedness to Net Capital	.28 to 1	.20 to 1
Reconciliation with Company Calculation		
Net capital as reported in FOCUS report	$ 416,063	$ 428,637
Haircut calculation difference	-	3,076
Audit adjustments to account balances	-	(1)
Net Capital	$ 416,063	$ 431,712

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation and Subsidiary Exemption Report, in which (1) First Kentucky Securities Corporation and subsidiary ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Kentucky Securities Corporation and subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 28, 2016

MCM CPAs & Advisors
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio



FIRST KENTUCKY SECURITIES CORPORATION
4360 BROWNSBORO ROAD SUITE 115 LOUISVILLE, KENTUCKY 40207
TELEPHONE (502) 893.7288 / (877) 890.7288 FAX (502) 893.1626

First Kentucky Securities Corporation and Subsidiary
Exemption Report

First Kentucky Securities Corporation and Subsidiary
4360 Brownsboro Road, Suite 115
Louisville, Kentucky 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2016

First Kentucky Securities Corporation and Subsidiary (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii);
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Ryan P. O'Connor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Interim CFO

First Kentucky Securities Corporation and Subsidiary

Agreed-Upon Procedures Report

September 30, 2016

First Kentucky Securities Corporation and Subsidiary

TABLE OF CONTENTS


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Board of Directors of
First Kentucky Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by First Kentucky Securities Corporation and subsidiary (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for First Kentucky Securities Corporation and subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 28, 2016

MCM CPAs & Advisors

Kentucky
Indiana
Ohio

P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 09/30/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022224 FINRA SEP
First Kentucky Securities
4360 Brownsboro Rd, Suite 115
Louisville, KY 40207

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ryan O'Connor(502)238-7743

2. A. General Assessment (item 2e from page 2) $ 8,196.13

   B. Less payment made with SIPC-6 filed (exclude interest) (2,892.09)
   04/25/16
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 5,304.04

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,304.04

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,304.04

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Subsidiary: First Credit Advisors CRD#164886

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Kentucky Securities Corporation
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Dated the 22 day of November, 20 16.

Interim CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/15
and ending 09/30/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,420,507
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,945,080
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	185,755
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income (Deductions in excess of $100,000 require documentation)	3,150
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $8,071	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	8,071
Total deductions	2,142,056
2d. SIPC Net Operating Revenues	$3,278,451
2e. General Assessment @ .0025	$8,196.13
	(to page 1, line 2.A.)